UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 04 February 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X











HARMONY

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228

RESULTS
FOR THE SECOND QUARTER FY16 AND SIX MONTHS ENDED 31 DECEMBER 2015

KEY FEATURES

Quarter on quarter

- Safety parameters improving; working towards zero harm
- 7% increase in underground recovered grade
- 2% increase in production
- AISC down by 7% at R434 834/kg (down 15% to US$950/oz)
- 84% increase in production profit to R1.29 billion (up 68% to US$91 million)
- Headline earnings of R74 million (US$5 million)
- Net debt reduction of R127 million (US$29 million)

Q2 FY16

		Quarter Dec-15	Quarter Sep-15	Q-on-Q variance %
Gold produced	– kg	**8 929**	8 752	2
	– oz	**287 074**	281 385	2
Cash operating costs	– R/kg	**360 153**	384 810	6
	– US$/oz	**787**	921	15
Gold sold	– kg	**8 999**	8 743	3
	– oz	**289 323**	281 094	3
Underground grade	– g/t	**5.33**	4.99	7
Total costs and capital	– R/kg	**417 368**	443 730	6
	– US$/oz	**912**	1 062	14
All-in sustaining costs	– R/kg	**434 834**	466 061	7
	– US$/oz	**950**	1 115	15
Gold price received	– R/kg	**507 490**	473 567	7
	– US$/oz	**1 109**	1 133	(2)
Production profit	– R million	**1 292**	701	84
	– US$ million	**91**	54	68
Basic profit/(loss) per share	– SAc/s	**17**	(120)	>100
	– USc/s	**1**	(9)	>100
Headline earnings/(loss)	– Rm	**74**	(523)	>100
	– US$m	**5**	(40)	>100
Headline earnings/(loss) per share	– SAc/s	**17**	(120)	>100
	– USc/s	**1**	(9)	>100
Exchange rate	– R/US$	**14.24**	13.00	10

FORWARD-LOOKING STATEMENTS

PRIVATE SECURITIES LITIGATION REFORM ACT

Safe Harbour Statement

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report and the Form 20-F filed with the United States' Securities and Exchange Commission for the financial year ended 30 June 2015 are available on our website at **http://www.harmony.co.za/investors/reporting/annual-reports**.



CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: **www.harmony.co.za**

DIRECTORS

P T Motsepe* *Chairman*
M Motloba*^ *Deputy chairman*
P W Steenkamp *Chief executive officer*
F Abbott *Financial director*
H E Mashego *Executive director*
F F T De Buck*^ *Lead independent director*
J A Chissano*¹^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
¹ Mozambican

INVESTOR RELATIONS TEAM

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za

SOUTH AFRICAN SHARE TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR² DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
² ADR: American Depository Receipts

SPONSOR

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

REGISTRATION NUMBER

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

These competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

- **Resources and reserves of South Africa:**

Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 20 years' relevant experience, is registered with the South African Council for Natural Scientific Professions (SACNASP) and is a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

- **Resources and reserves of Papua New Guinea:**

Gregory Job, BSc, MSc, who has 27 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

For more information on Harmony's reserves and resources as at 30 June 2015, please refer to https://www.harmony.co.za/investors/reporting/annual-reports.

Mineral resource and reserve information as at 30 June 2015 has not changed.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 December 2015	436 789 929
Issued ordinary share capital at 30 September 2015	436 187 133
MARKET CAPITALISATION	
At 31 December 2015 (ZARm)	6 814
At 31 December 2015 (US$m)	440
At 30 September 2015 (ZARm)	3 764
At 30 September 2015 (US$m)	272
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 January 2015 – 31 December 2015) for ordinary shares	16.25
12-month low (1 January 2015 – 31 December 2015) for ordinary shares	8.13
12-month high (1 January 2015 – 31 December 2015) for ADRs	1.34
12-month low (1 January 2015 – 31 December 2015) for ADRs	0.53
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for quarter (1 October – 31 December 2015 closing prices)	R16.25 – R8.13
Average daily volume for the quarter (1 October – 31 December 2015)	1,740,583 shares
Range for quarter (1 July – 30 September 2015 closing prices)	R15.99 – R8.40
Average daily volume for the quarter (1 July – 30 September 2015)	2,196,866 shares
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for quarter (1 October – 31 December 2015 closing prices)	US$1.03 – US$0.53
Average daily volume for the quarter (1 October – 31 December 2015)	1,991,128
Range for quarter (1 July – 30 September 2015 closing prices)	US$1.34 – US$0.60
Average daily volume for the quarter (1 July – 30 September 2015)	3,565,559 shares
INVESTORS' CALENDAR	
Q3 FY16 presentation (webcast and conference calls only)	27 May 2016
Q4 FY16 live presentation from Johannesburg	17 August 2016
Release of FY16 Integrated Report and Form 20-F	26 October 2016
Q1 FY17 presentation (webcast and conference calls only)	14 November 2016
Annual General Meeting	25 November 2016

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

During my first five weeks at Harmony, I have spent time with senior management, visited the various operations and met with the operational teams in both South Africa and Papua New Guinea. I am very impressed with the quality of our management and mining teams. The company owns excellent ore bodies. I have no doubt that the teams can deliver on their plans during financial year 2016.

Harmony recorded another solid set of results for the second quarter of financial year 2016 – three consecutive quarters of increased delivery. Underground grade was 7% higher, the majority of our operations produced higher kilograms with most of the operations generating net free operational cash flow except for Kalgold, Kusasalethu and Hidden Valley. Combined with a 7% increase in the average R/kg gold price received from R473 567/kg in the September 2015 quarter to R507 490/kg during the quarter under review, revenue increased by 10% to R4.57 billion (to US$321 million).

Higher production, combined with an increase in the R/kg gold price, means that Harmony's cash flow is strengthened, our margins are growing, we are able to repay our debt and able to fund Golpu. During December 2015 we repaid R1.12 billion (US$78 million) of our debt. At quarter end our net debt was at R2.52 billion (US$162 million).

Despite the gold price trading around multi-year lows in US dollar terms, Harmony, with 94% of its operating revenue generated in South Africa, benefits from the weak rand which more than offsets the impact of the low US dollar gold price.

SAFETY

Harmony's safety statistics are improving – both quarter on quarter as well as year on year. Regrettably the South African operations did report two fatalities during the quarter. The men who lost their lives were Carlos Sitoe (stoper at Masimong) and Moeketsi Mongoako (rock drill operator at Target). Our heartfelt condolences go to the families, friends and colleagues of these men. We will continue to work towards zero harm.

OPERATIONAL

After a good performance in gold production in Q1FY16, gold production for the December 2015 quarter increased by a further 2% to 8 929 kilograms/287 074 ounces. The increase was mainly due to our mines keeping their momentum most notably Hidden Valley recovering after the previous quarter and the improved results flowing through from Doornkop post its restructuring.

Overall, Harmony's production profit increased by 84% to R1.29 billion (68% to US$91 million) quarter on quarter, mainly due to a 7% increase in the gold price received and supported by a 2% increase in gold production.

All-in sustaining costs for all operations decreased by 7% to R434 834/kg in the December 2015 quarter, compared to R466 061/kg in the September 2015 quarter (15% decrease to US$950/oz). Cash operating costs for the December 2015 quarter decreased by 6% to R360 153/kg (15% decrease to US$787/oz).

Gold production at the following operations increased during the December 2015 quarter:

- *Hidden Valley (+189kg)(+ 6 077oz)*. Tonnes milled increased by 103 000t (33%) whilst recovered grade improved by 17% to 1.28g/t, resulting in a 55% improvement in gold produced. Hidden Valley's performance during the December 2015 quarter is not in line with plan as yet, as it was adversely affected by poor grade and road closures which restricted mining activity. Although an improvement on the prior quarter, which had significant production stoppages due to a fatality, the continued high cost nature of this operation has resulted in the suspension of pre-strip activities until metal prices significantly improve. Currently accessible ore sources remain available for the remainder of calendar year 2016, with the site remaining focused on safely operating at a free cash flow neutral or better position. The joint venture partners are concurrently assessing all strategic options in relation to the future of the asset.

- *Joel (+112kg) (+3 601oz)* improved gold production by 21%, due to a 21% increase in recovered grade to 4.69g/t;

- *Target 1 (+76kg) (+2 443oz)* increased tonnes milled by 8% resulting in an 8% increase in gold produced;

- *Phakisa (+62kg) (+1 993oz)* increased gold production by 6%, due to a 6% improvement in the recovered grade to 5.87g/t;

- *Dumps (+45kg) (+1 447oz)* increased tonnes milled by 11% and recovered grade improved by 5% to 0.39g/t, resulting in an 18% increase in gold produced;

- *Doornkop (+44kg) (+1 415oz)* recorded a 7% increase in gold produced post the restructuring of the mine, as a result of a 7% improvement in the recovered grade to 4.73g/t, partially offset by a 9% decrease in tonnes milled resulting in a 7% increase in gold produced;

- *Kalgold (+33kg) (+1 061oz)* increased gold production by 12% when compared to the September 2015 quarter. This was mainly due to an 8% improvement in the recovery grade to 0.81g/t and a 4% increase in tonnes milled.

The following operations recorded a decrease in production quarter on quarter:

- *Masimong (-122kg) (-3 923oz)* was impacted by the fatal accident and milled 29 000 tonnes (15%) less than in the September 2015 quarter which was the main reason for the 17% decrease in gold production;

- *Tshepong (-113kg) (-3 633oz)* recorded a 6% decrease in the recovery grade to 4.43g/t and a 3% decrease in tonnes milled. Production results were however in line with the operation's plan;

- *Bambanani's (-82kg) (-2 637oz)* recovered grade decreased by 6% to 13.82g/t for the quarter under review, but still higher than the 11.5g/t guided for the year and tonnes milled decreased by 3%;

- *Kusasalethu (-51kg) (-1 640oz)* milled 72 000 (32%) tonnes less than in the September 2015 quarter. This was mainly due to the reduction of waste after the re-commissioning of the waste pass system. The reduction of the waste to reef ratio combined with a 7% increase in the face grade for the December 2015 quarter, resulted in a 39% increase in the recovered grade to 6.25g/t.

The infrastructure related problems at this mine are however continuing and management is in the process of assessing the best way in which to address these issues.

I anticipate that the third quarter will show lower production due to late start-ups post the December 2015 quarter and the Easter holidays which also fall within the March quarter. I believe our annual guidance of approximately 1.1 million ounces will not be affected.

FINANCIAL RESULTS

Revenue

Revenue increased by 10% as a result of the 3% increase in gold sold to 8 999kg/289 323 oz and a 7% increase in the average gold price received at R507 490/kg (decrease of 2% to US$1 109/oz) in the December 2015 quarter.

Production costs

Production costs decreased by 5% to R3.28 billion (decreased by 13% to US$230 million) in the December 2015 quarter. The decrease is mainly a result of the decrease in electricity cost of R189 million (US$13 million) due to the higher winter electricity price tariffs included in the September 2015 quarter.

Exploration expenditure

The increase in exploration expenditure quarter on quarter can be attributed to an additional drill rig commissioned at Kili Teke.

Other expenses – net

The total of R369 million (US$26 million) in the December 2015 quarter is mainly due to a foreign exchange translation loss of R374 million (US$26 million) recorded on the US$ borrowings. The rand weakened by 13% from US$/R13.87 at 30 September 2015 to US$/R15.62 at 31 December 2015.

Profit/(loss) per share

We are pleased to report a 17 SA cents (1 US cents) profit per share for the December 2015 quarter, improved from the loss per share of 120 SA cents (9 US cents) for September 2015 quarter.

Cash and cash equivalents

Cash and cash equivalents decreased by R611 million (US$51 million) due to the debt repayment of R1.12 billion (US$78 million), offset by net cash generated of R501 million (US$33 million).

Borrowings

Harmony repaid R1.12 billion (US$78 million) of its debt during the December 2015 quarter. Repayments consisted of US$50 million on its US$250 million Revolving Credit Facility and R400 million on its R1.3 billion facility. The repayments were partially offset by the foreign translation loss recorded due to the weakening of the rand exchange rate against the US dollar.

GOLPU

Harmony, together with our joint venture partner Newcrest Mining Limited, continued discussions with the Papua New Guinean government on the appropriate terms on which to progress the pre-mining development agreement.

Golpu is a fantastic asset, which the feasibility study confirms. The study was completed in December 2015 and is subject to both joint venture partners' approval before we will be able to share the results in mid-February 2016.

EXPLORATION

Harmony is one of the few gold mining companies that continue to spend on exploration. Kili Teke – which is 100% held by Harmony – is a gold-copper asset which we discovered. A maiden gold equivalent resource of 4 million ounces was declared for the Kili Teke copper-gold deposit in November 2015; containing 506 000 tonnes of copper, 1.2 million ounces of gold and 22 000 tonnes of molybdenum.

The Mineral Resource comprises 128 million tonnes at 0.4% copper, 0.3 g/t Au, 170 ppm molybdenum and was completed in accordance with the guidelines of the SAMREC and JORC (2012 edition) codes. The Mineral Resource is classified as Inferred, and has been defined over a zone 600m long, 300m wide and 400m deep. A second rig was mobilised to site to accelerate the resource definition and conversion process.

CONCLUSION

Harmony's share price responded following a weaker rand at the beginning of December 2015 and Harmony's announcement that it started repaying its debt. It continued its upward trend throughout January 2016. Each of our mines has been positioned to deliver safe, profitable ounces and my focus will be to deal with the ones that aren't, to ensure that Harmony benefits from a higher gold price.

Peter Steenkamp
Chief Executive Officer

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)

			South Africa																
			Underground production										Surface production						
		Three months ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
Ore milled	– t'000	Dec-15	**155**	**150**	**178**	**272**	**160**	**197**	**62**	**139**	**110**	**1 423**	**1 660**	**753**	**374**	**2 787**	**4 210**	**419**	**4 629**
		Sep-15	227	164	178	281	189	183	64	139	112	1 537	1 644	676	360	2 680	4 217	316	4 533
Gold produced	– kg	Dec-15	**969**	**709**	**1 044**	**1 206**	**606**	**1 082**	**857**	**652**	**462**	**7 587**	**209**	**296**	**302**	**807**	**8 394**	**535**	**8 929**
		Sep-15	1 020	665	982	1 319	728	1 006	939	540	477	7 676	210	251	269	730	8 406	346	8 752
	– oz	Dec-15	**31 154**	**22 795**	**33 565**	**38 774**	**19 483**	**34 787**	**27 553**	**20 962**	**14 854**	**243 927**	**6 719**	**9 517**	**9 710**	**25 946**	**269 873**	**17 201**	**287 074**
		Sep-15	32 794	21 380	31 572	42 407	23 406	32 344	30 190	17 361	15 336	246 790	6 752	8 070	8 649	23 471	270 261	11 124	281 385
Yield	– g/tonne	Dec-15	**6.25**	**4.73**	**5.87**	**4.43**	**3.79**	**5.49**	**13.82**	**4.69**	**4.20**	**5.33**	**0.13**	**0.39**	**0.81**	**0.29**	**1.99**	**1.28**	**1.93**
		Sep-15	4.49	4.05	5.52	4.69	3.85	5.50	14.67	3.88	4.26	4.99	0.13	0.37	0.75	0.27	1.99	1.09	1.93
Cash operating costs	– R/kg	Dec-15	**447 254**	**356 415**	**316 269**	**362 768**	**418 186**	**286 296**	**229 501**	**321 026**	**404 123**	**343 965**	**372 742**	**355 578**	**441 887**	**392 322**	**348 614**	**541 196**	**360 153**
		Sep-15	479 826	409 116	348 017	347 719	365 380	314 830	222 508	389 857	388 352	358 168	393 214	385 948	515 428	435 751	364 906	868 384	384 810
	– $/oz	Dec-15	**977**	**779**	**691**	**793**	**914**	**626**	**501**	**701**	**883**	**752**	**814**	**777**	**965**	**857**	**762**	**1 182**	**787**
		Sep-15	1 148	979	833	832	874	753	532	933	929	857	941	923	1 233	1 043	873	2 078	921
	– R/tonne	Dec-15	**2 796**	**1 685**	**1 855**	**1 608**	**1 584**	**1 572**	**3 172**	**1 506**	**1 697**	**1 834**	**47**	**140**	**357**	**114**	**695**	**691**	**695**
		Sep-15	2 156	1 659	1 920	1 632	1 407	1 731	3 265	1 515	1 654	1 789	50	143	385	119	727	951	743
Gold sold	– kg	Dec-15	**944**	**718**	**1 070**	**1 236**	**621**	**1 126**	**879**	**682**	**474**	**7 750**	**197**	**288**	**270**	**755**	**8 505**	**494**	**8 999**
		Sep-15	1 072	680	966	1 297	716	970	924	555	470	7 650	212	263	266	741	8 391	352	8 743
	– oz	Dec-15	**30 350**	**23 084**	**34 401**	**39 738**	**19 966**	**36 202**	**28 260**	**21 927**	**15 239**	**249 167**	**6 334**	**9 259**	**8 681**	**24 274**	**273 441**	**15 882**	**289 323**
		Sep-15	34 466	21 862	31 058	41 699	23 020	31 186	29 707	17 844	15 111	245 953	6 816	8 456	8 552	23 824	269 777	11 317	281 094
Revenue	(R'000)	Dec-15	**475 337**	**364 032**	**544 357**	**628 933**	**315 875**	**570 371**	**447 580**	**347 220**	**241 147**	**3 934 852**	**99 887**	**146 543**	**137 278**	**383 708**	**4 318 560**	**248 345**	**4 566 905**
		Sep-15	508 322	322 224	457 404	613 671	339 013	462 161	435 752	262 500	222 241	3 623 288	100 421	124 576	125 932	350 929	3 974 217	166 176	4 140 393
Cash operating costs	(R'000)	Dec-15	**433 389**	**252 698**	**330 185**	**437 498**	**253 421**	**309 772**	**196 682**	**209 309**	**186 705**	**2 609 659**	**77 903**	**105 251**	**133 450**	**316 604**	**2 926 263**	**289 540**	**3 215 803**
		Sep-15	489 423	272 062	341 753	458 642	265 997	316 719	208 935	210 523	185 244	2 749 298	82 575	96 873	138 650	318 098	3 067 396	300 461	3 367 857
Inventory movement	(R'000)	Dec-15	**(13 278)**	**8 918**	**8 183**	**12 020**	**6 948**	**17 234**	**8 573**	**13 949**	**4 218**	**66 765**	**(4 055)**	**(3 580)**	**(13 824)**	**(21 459)**	**45 306**	**13 755**	**59 061**
		Sep-15	25 452	5 400	(5 714)	(6 134)	(4 334)	(10 296)	(4 696)	5 656	(2 725)	2 609	589	5 155	(2 201)	3 543	6 152	65 767	71 919
Operating costs	(R'000)	Dec-15	**420 111**	**261 616**	**338 368**	**449 518**	**260 369**	**327 006**	**205 255**	**223 258**	**190 923**	**2 676 424**	**73 848**	**101 671**	**119 626**	**295 145**	**2 971 569**	**303 295**	**3 274 864**
		Sep-15	514 875	277 462	336 039	452 508	261 663	306 423	204 239	216 179	182 519	2 751 907	83 164	102 028	136 449	321 641	3 073 548	366 228	3 439 776
Production profit	(R'000)	Dec-15	**55 226**	**102 416**	**205 989**	**179 415**	**55 506**	**243 365**	**242 325**	**123 962**	**50 224**	**1 258 428**	**26 039**	**44 872**	**17 652**	**88 563**	**1 346 991**	**(54 950)**	**1 292 041**
		Sep-15	(6 553)	44 762	121 365	161 163	77 350	155 738	231 513	46 321	39 722	871 381	17 257	22 548	(10 517)	29 288	900 669	(200 052)	700 617
	($'000)	Dec-15	**3 880**	**7 194**	**14 469**	**12 603**	**3 899**	**17 095**	**17 022**	**8 707**	**3 528**	**88 397**	**1 830**	**3 151**	**1 240**	**6 221**	**94 618**	**(3 860)**	**90 758**
		Sep-15	(504)	3 444	9 337	12 399	5 951	11 982	17 811	3 563	3 056	67 039	1 328	1 735	(810)	2 253	69 292	(15 392)	53 900
Capital expenditure	(R'000)	Dec-15	**73 426**	**45 130**	**75 634**	**73 790**	**25 362**	**82 027**	**29 526**	**58 723**	**14 212**	**477 830**	**469**	**1 686**	**7 007**	**9 162**	**486 992**	**23 888**	**510 880**
		Sep-15	89 877	46 623	84 984	65 588	27 599	79 317	23 780	53 186	15 590	486 544	107	1 511	11 021	12 639	499 183	16 481	515 664
	($'000)	Dec-15	**5 158**	**3 170**	**5 313**	**5 183**	**1 782**	**5 762**	**2 074**	**4 125**	**998**	**33 565**	**33**	**118**	**492**	**643**	**34 208**	**1 678**	**35 886**
		Sep-15	6 914	3 587	6 538	5 046	2 123	6 102	1 829	4 092	1 199	37 430	8	116	848	972	38 402	1 268	39 670
Cash Operating Cost and Capital	– R/kg	Dec-15	**523 029**	**420 068**	**388 716**	**423 954**	**460 038**	**362 106**	**263 953**	**411 092**	**434 885**	**406 945**	**374 986**	**361 274**	**465 089**	**403 675**	**406 630**	**585 847**	**417 368**
		Sep-15	567 941	479 226	434 559	397 445	403 291	393 674	247 833	488 350	421 036	421 553	393 724	391 968	556 398	453 064	424 290	916 017	443 730
	– $/oz	Dec-15	**1 143**	**918**	**849**	**926**	**1 005**	**791**	**577**	**898**	**950**	**889**	**819**	**789**	**1 016**	**882**	**888**	**1 280**	**912**
		Sep-15	1 359	1 147	1 040	951	965	942	593	1 169	1 007	1 009	942	938	1 331	1 084	1 015	2 192	1 062
All-in sustaining costs	– R/kg	Dec-15	**543 262**	**439 592**	**403 492**	**439 798**	**491 644**	**378 399**	**274 976**	**382 904**	**459 895**	**420 131**	**378 183**	**369 575**	**496 491**	**417 208**	**419 322**	**702 167**	**434 834**
		Sep-15	581 984	490 361	450 652	413 998	428 847	412 106	250 346	451 236	443 126	434 829	393 684	404 837	574 506	462 553	436 751	1 163 868	466 061
	– $/oz	Dec-15	**1 187**	**960**	**882**	**961**	**1 074**	**827**	**601**	**837**	**1 005**	**918**	**826**	**808**	**1 085**	**912**	**916**	**1 547**	**950**
		Sep-15	1 393	1 173	1 078	991	1 026	986	599	1 080	1 060	1 040	942	969	1 375	1 107	1 045	2 836	1 115

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

		Quarter ended			Six months ended		Year ended
		31 December 2015	30 September 2015	31 December 2014	31 December 2015	31 December 2014	30 June 2015
Figures in million	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue		**4 567**	4 140	3 715	**8 707**	8 146	15 435
Cost of sales	2	**(3 918)**	(4 088)	(3 970)	**(8 006)**	(8 289)	(19 053)
Production costs		**(3 275)**	(3 439)	(3 096)	**(6 715)**	(6 614)	(12 632)
Amortisation and depreciation		**(531)**	(555)	(602)	**(1 086)**	(1 252)	(2 472)
Impairment of assets		**-**	-	-	**-**	-	(3 471)
Other items		**(112)**	(94)	(272)	**(205)**	(423)	(478)
Gross profit/(loss)		**649**	52	(255)	**701**	(143)	(3 618)
Corporate, administration and other expenditure		**(93)**	(89)	(83)	**(182)**	(194)	(378)
Social investment expenditure		**(14)**	(11)	(15)	**(25)**	(39)	(71)
Exploration expenditure		**(60)**	(43)	(95)	**(103)**	(180)	(263)
Profit on sale of property, plant and equipment		**2**	2	1	**4**	1	6
Loss on scrapping of property, plant and equipment		**-**	-	(430)	**-**	(430)	(491)
Other expenses (net)	5	**(369)**	(443)	(52)	**(813)**	(239)	(378)
Operating profit/(loss)		**115**	(532)	(929)	**(418)**	(1 224)	(5 193)
Profit/(loss) from associates	4	**35**	-	-	**35**	-	(25)
Profit on disposal of investments		**-**	-	-	**-**	-	4
Net gain/(loss) on financial instruments		**(5)**	(8)	8	**(13)**	15	9
Investment income		**57**	57	59	**114**	110	229
Finance cost		**(70)**	(71)	(67)	**(141)**	(132)	(264)
Profit/(loss) before taxation		**132**	(554)	(929)	**(423)**	(1 231)	(5 240)
Taxation		**(56)**	33	73	**(22)**	109	704
Normal taxation		**(1)**	(1)	(4)	**(1)**	(3)	5
Deferred taxation		**(55)**	34	77	**(21)**	112	699
Net profit/(loss) for the period		**76**	(521)	(856)	**(445)**	(1 122)	(4 536)
Attributable to:							
Owners of the parent		**76**	(521)	(856)	**(445)**	(1 122)	(4 536)
Profit/(loss) per ordinary share (cents)	3						
Basic profit/(loss)		**17**	(120)	(197)	**(102)**	(258)	(1 044)
Diluted profit/(loss)		**17**	(120)	(197)	**(102)**	(258)	(1 044)

Figures may not cross-cast as they are rounded independently.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2015 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financials have not been audited or independently reviewed.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended			Six months ended		Year ended
	31 December 2015 (Unaudited)	30 September 2015 (Unaudited)	31 December 2014 (Unaudited)	31 December 2015 (Unaudited)	31 December 2014 (Unaudited)	30 June 2015 (Audited)
Net profit/(loss) for the period	76	(521)	(856)	(445)	(1 122)	(4 536)
Other comprehensive income/(loss) for the period, net of income tax	256	216	(114)	472	65	59
Items that may be reclassified subsequently to profit or loss:	256	216	(114)	472	65	54
Foreign exchange translation	256	216	(114)	472	65	54
Items that will not be reclassified to profit or loss:	-	-	-	-	-	5
Remeasurement of retirement benefit obligation						
Actuarial gain recognised during the year	-	-	-	-	-	8
Deferred taxation thereon	-	-	-	-	-	(3)
Total comprehensive income/(loss) for the period	**332**	**(305)**	**(970)**	**27**	**(1 057)**	**(4 477)**
Attributable to:						
Owners of the parent	**332**	**(305)**	**(970)**	**27**	**(1 057)**	**(4 477)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the six months ended 31 December 2015 (Unaudited)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2015	28 324	3 787	(5 358)	26 753
Share-based payments	-	99	-	99
Net loss for the period	-	-	(445)	(445)
Other comprehensive income for the period	-	472	-	472
Balance - 31 December 2015	**28 324**	**4 358**	**(5 803)**	**26 879**
Balance - 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	-	129	-	129
Net loss for the period	-	-	(1 122)	(1 122)
Other comprehensive income for the period	-	65	-	65
Balance - 31 December 2014	**28 325**	**3 733**	**(1 944)**	**30 114**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 31 December 2015 (Unaudited)	At 30 September 2015 (Unaudited)	At 30 June 2015 (Audited)	At 31 December 2014 (Unaudited)
ASSETS					
Non-current assets					
Property, plant and equipment		**30 101**	29 808	29 548	32 843
Intangible assets		**878**	882	885	883
Restricted cash		**55**	52	48	42
Restricted investments		**2 434**	2 408	2 384	2 366
Investments in associates	4	**10**	-	-	-
Investments in financial assets		**5**	5	5	5
Inventories		**36**	36	36	50
Trade and other receivables	4	**74**	80	80	120
Total non-current assets		**33 593**	33 271	32 986	36 380
Current assets					
Inventories		**1 260**	1 263	1 292	1 337
Trade and other receivables		**658**	754	746	822
Income and mining taxes		**11**	28	30	43
Restricted cash		**16**	16	16	15
Cash and cash equivalents		**876**	1 487	1 067	1 374
Total current assets		**2 821**	3 548	3 151	3 591
Total assets		**36 414**	36 819	36 137	39 971
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		**28 324**	28 324	28 324	28 325
Other reserves		**4 358**	4 045	3 787	3 733
Accumulated loss		**(5 803)**	(5 879)	(5 358)	(1 944)
Total equity		**26 879**	26 490	26 753	30 114
Non-current liabilities					
Deferred tax liabilities		**1 926**	1 871	1 906	2 562
Provision for environmental rehabilitation		**2 364**	2 292	2 218	2 170
Retirement benefit obligation		**170**	167	163	255
Other non-current liabilities		**41**	39	37	42
Borrowings	5	**3 092**	4 129	3 399	-
Total non-current liabilities		**7 593**	8 498	7 723	5 029
Current liabilities					
Borrowings	5	**299**	-	-	3 121
Income and mining taxes		**1**	1	1	-
Trade and other payables		**1 642**	1 830	1 660	1 707
		1 942	1 831	1 661	4 828
Liabilities of disposal groups classified as held for sale		**-**	-	-	-
Total current liabilities		**1 942**	1 831	1 661	4 828
Total equity and liabilities		**36 414**	36 819	36 137	39 971

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Note	Quarter ended 31 December 2015 (Unaudited)	30 September 2015 (Unaudited)	31 December 2014 (Unaudited)	Six months ended 31 December 2015 (Unaudited)	31 December 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Cash flow from operating activities							
Cash generated/(utilised) by operations		**1 040**	696	(64)	**1 736**	1 007	1 928
Interest and dividends received		**24**	23	30	**47**	55	101
Interest paid		**(39)**	-	(23)	**(39)**	(46)	(108)
Income and mining taxes refunded		**18**	-	39	**18**	64	85
Cash generated/(utilised) by operating activities		**1 043**	719	(18)	**1 762**	1 080	2 006
Cash flow from investing activities							
(Increase)/decrease in restricted cash		**(4)**	(3)	(4)	**(7)**	-	8
Decrease in restricted investments		**2**	1	-	**3**	1	31
Loan to associate		**7**	-	(120)	**7**	(120)	(120)
Net additions to property, plant and equipment	7	**(573)**	(595)	(748)	**(1 168)**	(1 399)	(2 827)
Cash utilised by investing activities		**(568)**	(597)	(872)	**(1 165)**	(1 518)	(2 908)
Cash flow from financing activities							
Borrowings raised		**-**	300	-	**300**	-	941
Borrowings repaid		**(1 117)**	-	-	**(1 117)**	-	(793)
Cash generated/(utilised) by financing activities		**(1 117)**	300	-	**(817)**	-	148
Foreign currency translation adjustments		**31**	(2)	(17)	**29**	(17)	(8)
Net increase/(decrease) in cash and cash equivalents		**(611)**	420	(907)	**(191)**	(455)	(762)
Cash and cash equivalents - beginning of period		**1 487**	1 067	2 281	**1 067**	1 829	1 829
Cash and cash equivalents - end of period		**876**	1 487	1 374	**876**	1 374	1 067

Figures may not cross-cast as they are rounded independently.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2015 (Rand)

1 Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2015 have been prepared in accordance with IAS 34, *Interim Financial Reporting* , JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2 Cost of sales

	Quarter ended			Six months ended		Year ended
	31 December 2015	30 September 2015	31 December 2014	31 December 2015	31 December 2014	30 June 2015
Figures in million	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Production costs - excluding royalty	3 237	3 414	3 074	6 652	6 560	12 537
Royalty expense	38	25	22	63	54	95
Amortisation and depreciation	531	555	602	1 086	1 252	2 472
Impairment of assets	-	-	-	-	-	3 471
Rehabilitation expenditure/(credit)	16	13	5	28	19	(6)
Care and maintenance cost of restructured shafts[1]	37	22	20	58	37	106
Employment termination and restructuring costs	-	15	182	15	230	251
Share-based payments	60	45	66	105	139	208
Other	(1)	(1)	(1)	(1)	(2)	(81)
Total cost of sales	**3 918**	4 088	3 970	**8 006**	8 289	19 053

[1] *Included in the September 2015 quarter is a credit of R15 million relating to an insurance claim approved on the Brand 1A vent shaft explosion.*

3 Earnings/(loss) per share

	Quarter ended			Six months ended		Year ended
	31 December 2015	30 September 2015	31 December 2014	31 December 2015	31 December 2014	30 June 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Weighted average number of shares (million)	435.3	435.1	434.2	435.2	434.1	434.4
Weighted average number of diluted shares (million)	436.9	435.7	435.2	436.9	436.1	438.1
Total earnings/(loss) per share (cents):						
Basic loss	17	(120)	(197)	(102)	(258)	(1 044)
Diluted loss	17	(120)	(197)	(102)	(258)	(1 044)
Headline earnings/(loss)	17	(120)	(114)	(103)	(175)	(189)
Diluted headline earnings/(loss)	17	(120)	(114)	(103)	(175)	(189)
Figures in million						
Reconciliation of headline earnings/(loss):						
Net profit/(loss)	76	(521)	(856)	(445)	(1 122)	(4 536)
Adjusted for:						
Profit on disposal of investments[1]	-	-	-	-	-	(4)
Impairment of assets	-	-	-	-	-	3 471
Taxation effect on impairment of assets	-	-	-	-	-	(169)
Profit on sale of property, plant and equipment	(2)	(2)	(1)	(4)	(1)	(6)
Taxation effect of (loss)/profit on sale of property, plant and equipment	-	-	-	-	-	(1)
Loss on scrapping of property, plant and equipment	-	-	430	-	430	491
Taxation effect on loss of scrapping of property, plant and equipment	-	-	(69)	-	(69)	(67)
Headline earnings/(loss)	**74**	(523)	(496)	**(449)**	(763)	(821)

[1] *There is no taxation effect on this item.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2015 (Rand)

4 Investment in associate

Harmony's portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in December 2014 amounts to R120 million. This loan forms part of the net investment in associate. At 30 June 2015, Harmony recorded R25 million against the loan for its share of losses, as well as a provision for impairment of R15 million.

Harmony's share of profits for the six months to end of December 2015 totalled R35 million. This profit effectively reversed the loss of R25 million recognised against the loan in June 2015 and an investment in associate of R10 million has been recognised on the balance sheet at 31 December 2015. The net investment's recoverability was assessed and a provision for impairment of R25 million was recognised in "Other expenses (net)" against the loan. The fair value measurement of the net investment is classified as level 3 and is non-recurring.

5 Borrowings

During the December 2015 quarter, R400 million was repaid on the R1.3 billion Nedbank revolving credit facility and US$50 million on the US$ revolving credit facility. During the September 2015 quarter, R300 million was drawn down on the R1.3 billion Nedbank revolving credit facility. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R374 million being recorded in the December 2015 quarter (September 2015 quarter: R426 million), increasing the Borrowings balance and Other expenses (net) total.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary at 31 December 2015		
Facility	250	1 300
Drawn down	200	300
Undrawn committed borrowing facilities	50	1 000
Maturity	February 2018	December 2016
Interest rate	LIBOR + 3%	JIBAR + 3.5%

The drawn amount of R300 million on the Nedbank facility is repayable during December 2016 and has been reclassified as current.

6 Financial risk management activities

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets;
Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value by level:

Figures in million	At 31 December 2015 (Unaudited)	At 30 September 2015 (Unaudited)	At 30 June 2015 (Audited)	At 31 December 2014 (Unaudited)
Available-for-sale financial assets[1]				
Level 1	-	-	-	-
Level 2	-	-	-	-
Level 3	5	5	5	5
Fair value through profit or loss[2]				
Level 1	-	-	-	-
Level 2	614	532	538	375
Level 3	-	-	-	-

[1] Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds (included in restricted investments).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2015 (Rand)

7 Net additions to property, plant and equipment

	Quarter ended			Six months ended		Year ended
	31 December 2015	30 September 2015	31 December 2014	31 December 2015	31 December 2014	30 June 2015
Figures in million	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Capital expenditure - operations	**511**	516	682	**1 027**	1 278	2 470
Capital and capitalised exploration and evaluation expenditure for Golpu	**53**	61	1	**114**	16	119
Additions resulting from stripping activities at Hidden Valley	**9**	19	66	**28**	105	236
Other	**-**	(1)	(1)	**(1)**	-	2
Net additions	**573**	595	748	**1 168**	1 399	2 827

8 Commitments and contingencies

	At 31 December 2015	At 30 September 2015	At 30 June 2015	At 31 December 2014
Figures in million	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	**166**	126	158	172
Authorised by the directors but not contracted for	**1 607**	1 980	257	1 646
	1 773	2 106	415	1 818

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2015. There were no significant changes in contingencies since 30 June 2015.

9 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

Movement in shares owned by directors/prescribed officers for the six months ended 31 December 2015:

Name of director/prescribed officer	Shares purchased in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	300 000	18 547
Graham Briggs (Chief executive officer)	-	46 874
Harry "Mashego" Mashego (Executive director)	-	7 760
Ken Dicks (Independent non-executive director) [2]	15 000	n/a
Johannes van Heerden	-	13 153

[1] Purchased on 15 December 2015.
[2] Purchased on 8 December 2015.

Harmony has signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the African Rainbow Minerals (ARM) group. The guarantee is for additional security for the ARM BEE Trust loan due to Nedbank Limited. The fair value of the guarantee was R15 million at 31 December 2015, and has been recorded in Other expenses (net) and Trade and other payables.

10 Subsequent events

Peter Steenkamp was appointed as chief executive officer (CEO) on 1 January 2016, replacing Graham Briggs who resigned as the CEO on 31 December 2015.

11 Segment report

The segment report follows on page 15.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2015 (Rand)

12 Reconciliation of segment information to condensed consolidated income statements and balance sheets

	Six months ended	
	31 December 2015	31 December 2014
Figures in million	**(Unaudited)**	(Unaudited)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	**8 707**	8 146
Total segment production costs	**(6 715)**	(6 614)
Production profit per segment report	**1 992**	1 532
Depreciation	**(1 086)**	(1 252)
Other cost of sales items	**(205)**	(423)
Gross profit as per income statements[1]	**701**	(143)

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 31 December 2015	At 31 December 2014
Figures in million	**(Unaudited)**	(Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**749**	791
Undeveloped property	**5 139**	5 139
Other non-mining assets	**183**	162
Wafi-Golpu assets	**1 814**	1 105
	7 885	7 197

SEGMENT REPORT (RAND/METRIC)

for the six months ended 31 December 2015 (Unaudited)

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Mining assets 31 December		Capital expenditure[#] 31 December		Kilograms produced 31 December		Tonnes milled 31 December	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Kusasalethu	984	1 005	935	1 065	49	(60)	3 661	3 526	163	247	1 989	2 109	382	476
Doornkop	686	620	539	566	147	54	2 237	3 332	92	129	1 374	1 346	314	298
Phakisa	1 002	720	674	589	328	131	4 274	4 625	161	213	2 026	1 628	356	300
Tshepong	1 243	1 010	902	805	341	205	4 079	3 997	139	171	2 525	2 288	553	528
Masimong	655	620	522	508	133	112	797	879	53	89	1 334	1 403	349	373
Target 1	1 032	912	633	596	399	316	2 840	2 799	161	143	2 088	2 052	380	386
Bambanani	883	617	410	347	473	270	810	842	53	64	1 796	1 391	126	115
Joel	610	563	439	419	171	144	673	513	112	90	1 192	1 162	278	285
Unisel	463	420	374	342	89	78	567	625	30	61	939	948	222	225
Target 3[(a)]	-	222	-	177	-	45	528	546	-	20	-	483	-	90
Surface														
All other surface operations	734	709	617	582	117	127	474	475	22	19	1 537	1 565	5 467	5 225
Total South Africa	8 292	7 418	6 045	5 996	2 247	1 422	20 940	22 159	986	1 246	16 800	16 375	8 427	8 301
International														
Hidden Valley	415	728	670	618	(255)	110	1 276	3 487	40	33	881	1 519	735	905
Total international	415	728	670	618	(255)	110	1 276	3 487	40	33	881	1 519	735	905
Total operations	8 707	8 146	6 715	6 614	1 992	1 532	22 216	25 646	1 026	1 279	17 681	17 894	9 162	9 206
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 12)	-	-	-	-			7 885	7 197						
	8 707	8 146	6 715	6 614			30 101	32 843						

[#] Capital expenditure for international operations excludes expenditure spend on Golpu of R114 million (2014: R16 million).

[(a)] Target 3 was placed on care and maintenance in October 2014.



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR | NYSE share code: HMY | ISIN: ZAE000015228

US$ RESULTS
FOR THE SECOND QUARTER
FY16 AND SIX MONTHS ENDED
31 DECEMBER 2015











Q2 FY16



CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended 31 December 2015 (Unaudited)	Quarter ended 30 September 2015 (Unaudited)	Quarter ended 31 December 2014 (Unaudited)	Six months ended 31 December 2015 (Unaudited)	Six months ended 31 December 2014 (Unaudited)	Year ended 30 June 2015 (Audited)
Revenue	**321**	319	327	**639**	739	1 348
Cost of sales	**(275)**	(315)	(354)	**(588)**	(753)	(1 645)
Production costs	**(230)**	(265)	(276)	**(493)**	(601)	(1 103)
Amortisation and depreciation	**(37)**	(43)	(54)	**(80)**	(114)	(216)
Impairment of assets	**-**	-	-	**-**	-	(285)
Other items	**(8)**	(7)	(24)	**(15)**	(38)	(41)
Gross profit/(loss)	**46**	4	(27)	**51**	(14)	(297)
Corporate, administration and other expenditure	**(7)**	(7)	(8)	**(13)**	(18)	(33)
Social investment expenditure	**(1)**	(1)	(1)	**(2)**	(3)	(6)
Exploration expenditure	**(4)**	(3)	(8)	**(7)**	(16)	(23)
Profit on sale of property, plant and equipment	**-**	-	-	**-**	-	1
Loss on scrapping of property, plant and equipment	**-**	-	(38)	**-**	(38)	(42)
Other expenses (net)	**(26)**	(34)	(5)	**(60)**	(23)	(33)
Operating profit/(loss)	**8**	(41)	(87)	**(31)**	(112)	(433)
Profit/(loss) from associates	**2**	-	-	**3**	-	(2)
Net gain/(loss) on financial instruments	**-**	(1)	1	**(1)**	2	1
Investment income	**4**	4	6	**8**	10	20
Finance cost	**(5)**	(5)	(6)	**(10)**	(12)	(22)
Profit/(loss) before taxation	**9**	(43)	(86)	**(31)**	(112)	(436)
Taxation	**(4)**	3	7	**(2)**	10	62
Normal taxation	**-**	-	-	**-**	-	-
Deferred taxation	**(4)**	3	7	**(2)**	10	62
Net profit/(loss) for the period	**5**	(40)	(79)	**(33)**	(102)	(374)
Attributable to:						
Owners of the parent	**5**	(40)	(79)	**(33)**	(102)	(374)
Profit/(loss) per ordinary share (cents)						
Basic profit/(loss)	**1**	(9)	(18)	**(7)**	(23)	(86)
Diluted profit/(loss)	**1**	(9)	(18)	**(7)**	(23)	(86)

The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 = R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).

The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from 2015 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 17 to 21.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended			Six months ended		Year ended
	31 December 2015 (Unaudited)	30 September 2015 (Unaudited)	31 December 2014 (Unaudited)	31 December 2015 (Unaudited)	31 December 2014 (Unaudited)	30 June 2015 (Audited)
Net profit/(loss) for the period	5	(40)	(79)	(33)	(102)	(374)
Other comprehensive income/(loss) for the period, net of income tax	18	17	(11)	35	6	(367)
Items that may be reclassified subsequently to profit or loss:	18	17	(11)	35	6	(368)
Foreign exchange translation	18	17	(11)	35	6	(368)
Items that will not be reclassified to profit or loss:	-	-	-	-	-	1
Remeasurement of retirement benefit obligation						
Acturial gain recognised during the year	-	-	-	-	-	1
Deferred taxation thereon	-	-	-	-	-	-
Total comprehensive income/(loss) for the period	23	(23)	(90)	2	(96)	(741)
Attributable to:						
Owners of the parent	23	(23)	(90)	2	(96)	(741)

The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 = R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).

The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the six months ended 31 December 2015 (Convenience translation) (Unaudited)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2015	1 813	242	(343)	1 712
Share-based payments	-	6	-	6
Net loss for the period	-	-	(28)	(28)
Other comprehensive income for the period	-	30	-	30
Balance - 31 December 2015	1 813	278	(371)	1 720
Balance - 30 June 2014	2 448	306	(71)	2 683
Share-based payments	-	11	-	11
Net loss for the period	-	-	(97)	(97)
Other comprehensive income for the period	-	6	-	6
Balance - 31 December 2014	2 448	323	(168)	2 603

The currency conversion closing rates for the period ended 31 December 2015: US$1 = R15.62 (December 2014: US$1 = R11.57).

The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 December 2015 (Unaudited)	At 30 September 2015 (Unaudited)	At 30 June 2015 (Unaudited)	At 31 December 2014 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	1 927	2 150	2 430	2 839
Intangible assets	56	64	73	76
Restricted cash	4	4	4	4
Restricted investments	156	174	196	205
Deferred tax assets	-	-	-	6
Inventories	2	3	3	4
Trade and other receivables	5	6	7	10
Total non-current assets	**2 150**	**2 401**	**2 713**	**3 144**
Current assets				
Inventories	81	91	106	116
Trade and other receivables	42	54	62	71
Income and mining taxes	1	2	2	4
Restricted cash	1	1	1	1
Cash and cash equivalents	56	107	88	119
Total current assets	**181**	**255**	**259**	**311**
Total assets	**2 331**	**2 656**	**2 972**	**3 455**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	1 813	2 043	2 329	2 448
Other reserves	278	291	311	323
Accumulated loss	(371)	(423)	(440)	(168)
Total equity	**1 720**	**1 911**	**2 200**	**2 603**
Non-current liabilities				
Deferred tax liabilities	123	135	157	221
Provision for environmental rehabilitation	151	165	182	188
Retirement benefit obligation	11	12	13	22
Other non-current liabilities	3	3	3	4
Borrowings	198	298	280	-
Total non-current liabilities	**486**	**613**	**635**	**435**
Current liabilities				
Borrowings	20	-	-	270
Trade and other payables	105	132	137	147
Total current liabilities	**125**	**132**	**137**	**417**
Total equity and liabilities	**2 331**	**2 656**	**2 972**	**3 455**

The balance sheet for December 2015 converted at a conversion rate of US$1 = R15.62 (September 2015 : US$1 = R13.87, June 2015 : US$1 = R12.16, December 2014 : US$1 = R11.57).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

| | Quarter ended | | | Six months ended | | Year ended |
| | 31 December 2015 (Unaudited) | 30 September 2015 (Unaudited) | 31 December 2014 (Unaudited) | 31 December 2015 (Unaudited) | 31 December 2014 (Unaudited) | 30 June 2015 (Audited) |
Figures in million						
Cash flow from operating activities						
Cash generated/(utilised) by operations	**73**	54	(6)	**127**	92	168
Interest and dividends received	**2**	2	3	**3**	5	9
Interest paid	**(3)**	-	(2)	**(3)**	(4)	(9)
Income and mining taxes refunded	**1**	-	3	**1**	6	8
Cash generated/(utilised) by operating activities	**73**	56	(2)	**128**	99	176
Cash flow from investing activities						
(Increase)/decrease in restricted cash	**-**	-	-	**-**	-	1
Decrease in restricted investments	**-**	-	-	**-**	-	2
Loan to associate	**-**	-	(11)	**1**	(11)	(10)
Net additions to property, plant and equipment	**(40)**	(46)	(67)	**(86)**	(127)	(246)
Cash utilised by investing activities	**(40)**	(46)	(78)	**(85)**	(138)	(253)
Cash flow from financing activities						
Borrowings raised	**-**	23	-	**22**	-	80
Borrowings repaid	**(78)**	-	-	**(82)**	-	(65)
Cash generated/(utilised) by financing activities	**(78)**	23	-	**(60)**	-	15
Foreign currency translation adjustments	**(6)**	(14)	(3)	**(15)**	(14)	(22)
Net increase/(decrease) in cash and cash equivalents	**(51)**	19	(83)	**(32)**	(53)	(84)
Cash and cash equivalents - beginning of period	**107**	88	202	**88**	172	172
Cash and cash equivalents - end of period	**56**	107	119	**56**	119	88

The currency conversion average rates for the quarter ended: December 2015: US$1 = R14.24 (September 2015: US$1 = R13.00, December 2014: US$1 = R11.22). For year ended: June 2015: US$1 = R11.45. Six months ended: December 2015: US$1 = R13.62 (December 2014: US$1 = R10.99).

Closing balance translated at closing rates of: December 2015 : US$1 = R15.62 (September 2015 : US$1 = R13.87, June 2015 : US$1 = R12.16, December 2014 : US$1 = R11.57).

The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

21

SEGMENT REPORT (US$/IMPERIAL)

for the six months ended 31 December 2015 (Unaudited)

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Mining assets 31 December		Capital expenditure# 31 December		Ounces produced 31 December		Tons milled 31 December	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Kusasalethu	72	91	69	97	3	(6)	234	305	12	21	63 948	67 806	421	525
Doornkop	50	56	40	51	10	5	143	288	7	12	44 175	43 275	346	329
Phakisa	74	66	50	54	24	12	274	400	12	19	65 137	52 341	392	331
Tshepong	91	92	66	73	25	19	261	346	10	15	81 181	73 560	610	583
Masimong	48	56	38	46	10	10	51	76	4	8	42 889	45 107	384	411
Target 1	76	83	47	54	29	29	182	242	12	13	67 131	65 973	419	426
Bambanani	65	56	30	32	35	24	52	73	4	6	57 743	44 722	139	127
Joel	45	51	32	38	13	13	43	44	8	8	38 323	37 359	306	314
Unisel	34	38	27	31	7	7	36	54	2	6	30 190	30 479	245	248
Target 3[a]	-	20	-	16	-	4	34	47	-	2	-	15 529	-	99
Surface														
All other surface operations	54	64	45	53	9	11	30	41	2	2	49 417	50 316	6 028	5 761
Total South Africa	609	673	444	545	165	128	1 340	1 916	73	112	540 134	526 467	9 290	9 154
International														
Hidden Valley	30	66	49	56	(19)	10	82	301	3	3	28 325	48 837	810	998
Total international	30	66	49	56	(19)	10	82	301	3	3	28 325	48 837	810	998
Total operations	639	739	493	601	146	138	1 422	2 217	76	115	568 459	575 304	10 100	10 152

Capital expenditure for international operations excludes expenditure spend on Golpu of US$8 million (2014: US$1 million).

[a] Target 3 was placed on care and maintenance in October 2014.

DEVELOPMENT RESULTS (METRIC)

Quarter ending December 2015

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	184	168	9.59	234.46	2 248
B Reef	114	82	81.79	6.04	494
All Reefs	299	250	33.27	50.27	1 672
Phakisa					
Basal	448	456	63.90	21.64	1 383
All Reefs	448	456	63.90	21.65	1 383
Bambabani					
Basal	43	16	256.00	8.77	2 244
All Reefs	43	16	256.00	8.77	2 244
Doornkop					
South Reef	512	585	64.00	13.97	892
All Reefs	512	585	64.00	13.93	892
Kusasalethu					
VCR Reef	477	390	101.00	6.92	699
All Reefs	477	390	101.00	6.92	699
Target 1					
Elsburg	–	–	–	–	–
All Reefs	–	–	–	–	–
Masimong 5					
Basal	224	134	81.37	17.38	1 414
B Reef	199	231	52.74	19.11	1 008
All Reefs	423	365	63.25	18.29	1 157
Unisel					
Basal	127	102	154.43	5.27	814
Leader	262	254	223.80	4.69	1 049
Middle	–	–	–	–	–
All Reefs	390	356	203.93	4.81	982
Joel					
Beatrix	720	708	151.00	7.71	1 164
All Reefs	720	708	151.00	7.71	1 164
Total Harmony					
Basal	1 027	876	70.21	21.41	1 503
Beatrix	720	708	151.00	7.71	1 164
Leader	262	254	223.80	4.69	1 049
B Reef	313	313	60.35	14.47	873
Middle	–	–	–	–	–
Elsburg	–	–	–	–	–
South Reef	512	585	64.00	13.93	892
VCR	477	390	101.00	6.92	699
All Reefs	3 311	3 126	102.68	10.83	1 112

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending December 2015

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	605	551	4.00	6.45	26
B Reef	374	269	32.00	0.18	6
All Reefs	979	820	13.00	1.48	19
Phakisa					
Basal	1 469	1 496	25.00	0.64	16
All Reefs	1 469	1 496	25.00	0.64	16
Bambabani					
Basal	142	52	101.00	0.26	26
All Reefs	142	52	101.00	0.26	26
Doornkop					
South Reef	1 681	1 919	25.00	0.41	10
All Reefs	1 681	1 919	25.00	0.41	10
Kusasalethu					
VCR Reef	1 565	1 280	40.00	0.20	8
All Reefs	1 565	1 280	40.00	0.20	8
Target 1					
Elsburg	–	–	–	–	–
All Reefs	–	–	–	–	–
Masimong 5					
Basal	735	440	32.00	0.51	16
B Reef	652	758	21.00	0.55	12
All Reefs	1 387	1 198	25.00	0.53	13
Unisel					
Basal	417	335	61.00	0.15	9
Leader	861	833	88.00	0.14	12
Middle	–	–	–	–	–
All Reefs	1 278	1 168	80.00	0.14	11
Joel					
Beatrix	2 362	2 323	59.00	0.23	13
All Reefs	2 362	2 323	59.00	0.23	13
Total Harmony					
Basal	3 368	2 874	28.00	0.62	17
Beatrix	2 362	2 323	59.00	0.23	13
Leader	861	833	88.00	0.14	12
B Reef	1 027	1 027	24.00	0.42	10
Middle	–	–	–	–	–
Elsburg	–	–	–	–	–
South Reef	1 681	1 919	25.00	0.41	10
VCR	1 565	1 280	40.00	0.20	8
All Reefs	10 863	10 256	40.00	0.32	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director